Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF OCTOBER 25, 2018

DATE, TIME AND PLACE: On October 25, 2018, at 1 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in the city and state of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM:	The majority of the members.

RESOLUTIONS UNANIMOUSLY MADE:

1.             ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 22.346.052-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 162.572.558-21, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902 was elected as Officer for the current term of office, which will be effective until those elected at the Meeting of the Board of Directors following the Annual General Stockholders’ Meeting of 2019 take office.

1.1.       It is recorded that the elected Officer: (i) presented the documents that support compliance with prior conditions for eligibility provided for in Articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly in Resolution No. 4,122/12 of the National Monetary Council (“CMN”), including clearance certificates, and all these documents were filed at the Company’s head office; and (ii) shall be vested in his position following ratification of his election by the Central Bank of Brazil (“BACEN”).

1.2. In compliance with CMN rules, the responsibility for compliance with the Cyber Security Policy - CMN Resolution No. 4.658/18 lies with the elected Officer Adriano Cabral Volpini.

1.3. It is also recorded that the other positions of the Executive Board and their responsibilities were not changed.

2. The amendment to the Company’s Securities Trading Policy was approved.

CLOSING: Once the work was completed, Claudia Politanski, secretary of the Board, drafted these minutes and after it was read and approved by all, it was signed. São Paulo (SP), October 25, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Ana Lúcia de Mattos Barreto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Directors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations